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                                                                    Page 1 of 17

                                File No. 69-284


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM U-3A-2


                Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                     HAWAIIAN ELECTRIC INDUSTRIES, INC. and
                        HAWAIIAN ELECTRIC COMPANY, INC.

          each hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA), and submits the following information:

          1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

               Hawaiian Electric Industries, Inc. (HEI) was incorporated under the laws of the State of Hawaii on July 20, 1981, for the purpose of becoming the holding company of Hawaiian Electric Company, Inc. (HECO) and its subsidiaries. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. The restructuring became effective on July 1, 1983. HEI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of HECO, HEI Investments, Inc., Malama Pacific Corp.
          (MPC), The Old Oahu Tug Service, Inc., HEI Diversified, Inc. (HEIDI), HEI Properties, Inc., Pacific Energy Conservation Services, Inc.
          (PECS), HEI Power Corp. (HEIPC), HEI District Cooling, Inc. (HEIDC),
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          ProVision Technologies, Inc. (ProVision), Hycap Management, Inc.
          (Hycap), Hawaiian Electric Industries Capital Trust I (HEI Trust I), Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III.

               HECO is the parent company of Hawaii Electric Light Company, Inc. (HELCO), Maui Electric Company, Limited (MECO), HECO Capital Trust I (HECO Trust I) and HECO Capital Trust II (HECO Trust II).

               MPC is the parent company of Malama Property Investment Corp.
          (MPIC), Malama Waterfront Corp. (MWC), Malama Development Corp. (MDC), TMG Service Corp. (TMG) and Malama Mohala Corp. (MMoC). On September 14, 1998, the Board of Directors of HEI adopted a plan to exit the residential real estate development business (engaged in by Malama Pacific Corp. and its subsidiaries). Accordingly, MPC management commenced a program to sell all of MPC's real estate assets and investments and HEI reported MPC as a discontinued operation in the Company's consolidated statements of income in the third quarter of 1998. As real estate assets and investments have been sold or transferred, the entities which held them and entities which were no longer active, have been dissolved. As of December 31, 1999, the following entities were dissolved as contemplated by the plan to exit the residential real estate development business: Malama Hoaloha Corp., Malama Realty Corp., Malama Elua Corp. and Baldwin*Malama, a limited partnership in which MDC owned a 50% and was the sole general partner.

               In November 1999, Hawaiian Tug & Barge Corp. (HTB) sold substantially all of its operating assets and the stock of Young Brothers, Limited (YB). On November 10, 1999, HTB changed its name to The Old Oahu Tug Service, Inc. (TOOTS).

               HEIDI is the parent company of American Savings Bank, F.S.B.
          (ASB), which is the parent company of American Savings Investment Services Corp. (ASISC), AdCommunications, Inc., American Savings Mortgage Co., Inc., ASB Service Corporation and ASB Realty Corporation. HEIDI changed the name of its subsidiary, HEIDI Real Estate Corp. to HEI Properties, Inc. (HEIPI) in September 1999 and then transferred ownership of HEIPI to HEI.
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               HEIPC is the parent company of HEI Power Corp. Guam (a foreign utility company, see items 4a and 4b), HEI Power Corp. Saipan and HEI Power Corp. International, which is the parent company of HEIPC Philippine Development, LLC, HEIPC Philippine Ventures, HEIPC Lake Mainit Power, LLC, HEIPC Cambodia Ventures, HEI Power Corp. Philippines (formerly HEIPC Phnom Penh Power (General), LLC), HEIPC Phnom Penh Power (Limited), LLC, HEIPC Bulacan I, LLC, HEIPC Bulacan II, LLC, HEI Power Corp. China (parent of Dafeng Sanlian Cogeneration Co., Ltd.), HEI Power Corp. China II, the 100% owner of United Power Pacific Company Limited (UPP), which in turn is the 75% owner of Baotou Tianjiao Power Co., Ltd. (a foreign utility company, see items 4a and 4b), HEI Power Corp. China III and HEI Power Corp. China IV.

               HECO was incorporated under the laws of the Kingdom of Hawaii on October 13, 1891, under the name of The Hawaiian Electric Company, Limited. Its name was changed to Hawaiian Electric Company, Inc., on March 16, 1964. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Oahu, State of Hawaii. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894. Its principal executive office is located at 1200 Kilauea Avenue, Hilo, Hawaii 96720. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Hawaii, State of Hawaii. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and purchased the franchise and certain assets of Island Electric Company, Limited, which had been organized in 1911. Its principal executive office is located at 210 Kamehameha Avenue, Kahului, Maui, Hawaii 96732. It is
          a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Maui, Lanai and Molokai, all located in the State of Hawaii. HECO Trust I was formed under the laws of the State of Delaware on December 31, 1996. The Bank of New York is the corporate trustee of HECO Trust I and its principal administrative offices are located at 101 Barclay Street 21st floor, New York, New York 10286. HECO Trust I is a statutory business trust formed for the exclusive purposes of (i) issuing and selling its common
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          securities to HECO and its 8.05% Cumulative Quarterly Income Preferred
          Securities, Series 1997 (QUIPS) to the public in an underwritten public offering in March 1997, (ii) using the proceeds from the sale of QUIPS and the common securities to acquire 8.05% Junior
          Subordinated Deferrable Interest Debentures, Series 1997 issued by
          HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Trust I as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto. HECO Trust II was formed under the laws of the State of Delaware on October 15, 1998. The Bank of New York is the corporate trustee of HECO Trust II and its principal administrative offices are located at 101 Barclay Street
          21st floor, New York, New York 10286. HECO Trust II is a statutory business trust formed for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 7.30% Cumulative Quarterly Income Preferred Securities, Series 1998 (QUIPS) to the public in an underwritten public offering in December 1998, (ii) using the proceeds from the sale of QUIPS and the common securities to acquire 7.30% Junior Subordinated Deferrable Interest Debentures, Series 1998 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Trust II as a grantor trust for United States federal income tax purposes and (iv) engaging in only those other activities necessary, convenient or incidental thereto.

               On January 26, 2000, HEI Investment Corp. (HEIIC) changed its name to HEI Investments, Inc. (HEIII). HEIIC was incorporated under the laws of the State of Hawaii on May 25, 1984. HEIII's principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility company organized primarily to invest in corporate securities and other long-term investments. HEIIC currently holds investments primarily in leveraged leases.

               On December 30, 1985, HEIIC (now known as HEIII) acquired, as part of its investment portfolio, a 15.1899% undivided interest in Plant Robert W. Scherer Unit No. 2, an 818 -megawatt (MW) coal-fired generating unit located in Monroe County, Georgia in a sale and leaseback transaction (the Transaction) with Oglethorpe Power Corporation (An Electric Membership Generation and Transmission Corporation). The Transaction is described in the Form U-7D filed by the Wilmington Trust Company and William J. Wade, owner trustees on

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          behalf of HEIIC on December 30, 1985. The Transaction is also the subject of letters (dated December 16 and 24, 1985), from Mudge Rose Guthrie Alexander and Ferdon to the Commission, to which a reply was sent by Mr. Lewis B. Reich, Special Counsel (Reference No. 85-1216E-
          OPUR). Two amendments to the Form U-7D were filed on October 20, 1986 and on January 16, 1998 for the refinancings of the nonrecourse debt secured by this lease interest. These refinancings had no impact on HEIIC's investment return because, under the lease agreement, the lessee is entitled to the benefit of any refinancing. The undersigned takes the position that the passive nature of the ownership by HEIIC which results from its participation in the Transaction is exactly comparable to the form of ownership which would qualify under Rule 7(d)(1) under PUHCA. Accordingly, although the information contained in the aforesaid Amendment No. 1 was submitted, the undersigned and HEIIC reserve all rights to claim (and do hereby claim) that by virtue of HEIIC's participation in the Transaction, HEIIC has not acquired "ownership" of facilities used for the generation, transmission or distribution of electric energy for sale so as to result in HEIIC's becoming an "electric utility company" as defined in Section 2(a)(3) of the Act.

               MPC was incorporated on December 5, 1985; MPIC and MWC were incorporated on December 30, 1988; MDC was incorporated on December 15, 1989; and TMG and MMoC were incorporated on August 21, 1990, all under the laws of the State of Hawaii, with principal executive offices located at 915 Fort Street Mall, Honolulu, Hawaii 96813. MPC and its subsidiaries are nonutility companies which were organized to invest in, develop and sell real estate. Since September 14, 1998, MPC and its subsidiaries have been accounted for as discontinued operations in HEI's consolidated financial statements.

               Dillingham Tug & Barge Corporation was incorporated under the laws of the State of Hawaii on March 16, 1972, and changed its name to Hawaiian Tug & Barge Corp. on October 1, 1986 when HEI acquired HTB from Dillingham Corporation. On November 10, 1999, the sale of substantially all of the operating assets of HTB was closed and HTB's name was changed to The Old Oahu Tug Service, Inc. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It was a nonutility company organized to provide charter towing and harbor-assist services primarily within the State of Hawaii.
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          TOOTS no longer provides charter towing and harbor-assist towing services and is currently conducting shut-down activities. It is anticipated that TOOTS will be dissolved in 2000. YB, also acquired on October 1, 1986, was incorporated under the laws of the State of Hawaii on January 7, 1960. On November 10, 1999, HTB sold all of the stock of YB. YB's principal executive office was located at 1331 N. Nimitz Highway, Honolulu, Hawaii 96817. It is a regulated company organized to transport cargo within the State of Hawaii and operated as the major authorized common carrier under the Hawaii Water Carrier Act.

               HEIDI was incorporated under the laws of the State of Hawaii on January 6, 1988. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of ASB. ASB was chartered by the Federal Home Loan Bank as a federal savings bank on January 23, 1987, and is qualified to do business in the State of Hawaii. Its wholly owned subsidiaries were incorporated under the laws of the State of Hawaii. The principal executive offices of ASB and its subsidiaries are located at 915 Fort Street Mall, Honolulu, Hawaii 96813. ASB and its subsidiaries are nonutility companies providing financial and related services. HEI acquired ASB on May 26, 1988. ASB's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to (1) make residential and other real estate-related loans which enable borrowers to purchase, refinance, construct or improve real estate,
          (2) invest in loans secured by real estate and in mortgage-backed and other securities, and (3) make various types of commercial and consumer loans. ASB Service Corporation, which holds real estate for use by ASB employees, was incorporated on October 23, 1990; American Savings Mortgage Co., Inc. is a mortgage brokerage company which was incorporated on October 23, 1990; AdCommunications, Inc. is an advertising agency which was incorporated on October 23, 1990; ASISC which was incorporated on October 11, 1990, markets insurance products and ASB Realty Corporation which was incorporated on March 27, 1998, owns and manages real estate assets.

               HEIPI was incorporated under the laws of the State of Hawaii on February 9, 1998, as HEIDI Real Estate Corp. and its name was changed to HEIPI
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          on September 23, 1999. Ownership of HEIPI was transferred to HEI by
          HEIDI on November 18, 1999. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIPI was formed as a nonutility company to hold real estate and related assets.

               PECS was incorporated under the laws of the State of Hawaii on August 12, 1994. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. PECS was formed as a nonutility service company to promote energy conservation in Hawaii and the Pacific Basin, but had no operations until December 1996. PECS currently is a contract services company providing limited services to an affiliate.

               HEIPC was incorporated under the laws of the State of Hawaii on March 24, 1995. Its principal executive office is located at 220 South King Street, Honolulu, Hawaii 96813. It is a nonutility company formed to pursue independent power and integrated energy services projects in Asia and the Pacific. Those direct and indirect subsidiaries of HEIPC which are not foreign utility companies have been formed generally for the purposes of directly or indirectly acquiring and maintaining an interest in one or more foreign utility companies or developing or operating utility facilities in foreign countries. The following are active, direct and indirect subsidiaries which have their principal executive offices at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies (Cayman Location) and were incorporated under the laws of the Cayman Islands (incorporation dates are noted in parentheses): HEI Power Corp. International (International) (April 10, 1996); HEIPC Philippine Development, LLC (Philippine Develop) (September 9, 1996); Lake Mainit Power, LLC (May 21, 1996); and HEI Power Corp. Philippines (April 24,
          1996). The following are inactive subsidiaries at the Cayman Location which were incorporated under the laws of the Cayman Islands (incorporation dates are noted in parentheses): HEIPC Philippine Ventures (April 23, 1996); HEIPC Cambodia Ventures (April 23, 1996); HEIPC Phnom Penh Power (Limited), LLC (April 24, 1996); HEIPC Bulacan I, LLC (May 29, 1997); and HEIPC Bulacan II, LLC (May 29, 1997). The following are active, indirect subsidiaries which have their principal executive offices at Les Jamalacs Building, Vieux Conseil St., Port-Louis, Mauritius (Mauritius Location) and were incorporated under the laws of Mauritius (incorporation dates are noted
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                                                                    Page 8 of 17

          in parentheses): HEI Power Corp. China (December 10, 1997); HEI Power Corp. China II (China II) (June 10, 1998); and UPP (June 29, 1998). The following are inactive, indirect subsidiaries at the Mauritius Location which were incorporated under the laws of Mauritius (incorporation dates are noted in parentheses): HEI Power Corp. China III (June 24, 1998) and HEI Power Corp. China IV (June 24, 1998). HEI Power Corp. Saipan (April 1, 1998) is an inactive, direct subsidiary incorporated under the laws of the Commonwealth of the Northern Mariana Islands and having its principal executive offices at P.O. Box 410, Saipan, MP 96950. Dafeng Sanlian Cogeneration Co., Ltd. (August 19, 1998; 76.4% ownership percentage) is an active, indirect subsidiary registered under the laws of the People's Republic of China (China) and having its principal executive offices at Dafeng Economic Development Zone, Dafeng City, Jiangsu Province, China; however, it does not own or operate any facilities that are used for the generation, transmission, or distribution of electric energy or the distribution of natural or manufactured gas and does not have any interest in any foreign utility company. HEIPC Philippines Holding Co., Inc. is an active, indirect subsidiary incorporated on February 8, 2000 under the laws of the Republic of the Philippines. Its principal executive office is located at Metro Manila, Philippines. On February 10, 2000, HEIPC Philippines Holding Co., Inc. signed an agreement to acquire a 50% interest in El Paso Philippines Holding Company, Inc. (EPHC), which is an indirect subsidiary of El Paso Energy Corporation, for $87 million plus up to an additional $6 million of contingent payments. The acquisition is subject to several conditions precedent which must be met or waived before closing. EPHC owns approximately 91.7% of the common shares of East Asia Power Resources Corporation, a Philippines holding company primarily engaged in the electric generation business in Manila and Cebu through its direct and indirect subsidiaries, using land and barge-based generating facilities, fired by bunker fuel oil, with total installed capacity of approximately 390 MW. Other direct or indirect subsidiaries or investments of HEIPC are listed under item 4a.

               HEIDC was incorporated under the laws of the State of Hawaii on August 17, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIDC was formed to develop, build, own, operate and/or maintain, either directly or indirectly, central chilled water, cooling system
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                                                                    Page 9 of 17

          facilities, and other energy related products and services for commercial and residential buildings.

               ProVision was incorporated under the laws of the State of Hawaii on October 13, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. ProVision was formed to sell, install, operate and maintain on-site power generation equipment and auxiliary appliances in Hawaii and the Pacific Rim.

               Hycap was incorporated under the laws of the State of Delaware on January 22, 1997. Its registered agent's office is located at PL&F Service, One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, Delaware 19801. Hycap is a nonutility company formed in connection with a trust preferred securities offering to be the sole general partner of HEI Preferred Funding, LP (the Partnership). The Partnership is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, as amended, pursuant to an agreement of limited partnership and the filing of a certificate of limited partnership with the Secretary of State on December 23, 1996, which was subsequently amended by an amended and restated agreement of limited partnership dated as of February 1, 1997. Its principal executive office is located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. The Partnership is managed by the general partner and exists for the exclusive purposes of (a) purchasing certain eligible debt instruments of HEI and the wholly owned subsidiaries of HEI (collectively, the Affiliate Investment Instruments) and certain U.S. government obligations and commercial paper of unaffiliated entities (Eligible Debt Securities) with the proceeds from (i) the sale of its Partnership Preferred Securities, representing limited partner interests in the Partnership, to HEI
          Trust I and (ii) a capital contribution by HEI in exchange for the general partner interest in the Partnership, (b) receiving interest and other payments on the Affiliate Investment Instruments and the Eligible Debt Securities held by the Partnership from time to time,
          (c) making distributions on the Partnership Preferred Securities and distributions on the general partner interest in the Partnership if, as and when declared by the general partner in its sole discretion,
          (d) subject to the restrictions and conditions contained in the Agreement of Limited Partnership, making additional investments in Affiliate Investment
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                                                                   Page 10 of 17

          Instruments and Eligible Debt Securities and disposing of any such investments and (e) except as otherwise limited in the Agreement of Limited Partnership, entering into, making and performing all contracts and other undertakings, and engaging in those activities and transactions as the general partner deems necessary or advisable for carrying out the purposes of the Partnership.

               HEI Trust I, Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III were formed under the laws of the State of Delaware on December 19, 1996. The Bank of New York is the corporate trustee of each of these trusts and its principal administrative office is located at 101 Barclay Street, 21st Floor, New York, NY 10286. HEI Trust I is a statutory business trust formed for the exclusive purposes of (i) issuing in February of 1997 its 8.36% Trust Originated Preferred Securities and its 8.36% Common Securities, (ii) purchasing the 8.36% Partnership Preferred Securities, representing the limited partner interests in HEI Preferred Funding, LP, with the proceeds from the sale of Trust Originated Preferred Securities and Common Securities, and (iii) engaging in only those other activities necessary or incidental thereto. Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III have at all times been inactive.

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               HEI is a nonutility holding company which currently conducts no business and owns no material operating assets other than as listed under item 1. Currently, the consolidated revenues of HEI are derived primarily from electric service, savings bank operations, energy conversion fees and investments.

               HECO owns and operates three electric generating plants located on the island of Oahu, with an aggregate generating capability of
          1,263 megawatts as of December 31, 1999. HECO's power purchase agreements (PPAs) with Kalaeloa
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                                                                   Page 11 of 17

          Partners, L.P., AES Barbers Point, Inc. and Honolulu Resource Recovery Venture each provide for an additional 180 MW, 180 MW and 46 MW, respectively, of firm generating capability as of December 31, 1999.

               HELCO owns and operates electric generating equipment with an aggregate generating capability of approximately 153 megawatts as of December 31, 1999. Its five power plants are located on the island of Hawaii. As of December 31, 1999, HELCO had PPAs with Puna Geothermal Ventures and Hilo Coast Power Company providing for an additional 30 MW and 22 MW, respectively, of firm generating capability. HELCO also has a PPA with Hamakua Energy Partners, L.P. to provide for an additional 60 MW of firm generating capability. If Hamakua Partners meets the deadlines in the PPA, its first phase of 22 MW will be in-service by August 2000 and the remainder of its 60 MW facility will be in-service by December 2000. HELCO currently owns and operates a windfarm at Waikoloa which consists of 62 operating wind machines with a total operating capacity of 1.2 MW as of December 31, 1999.

               MECO owns and operates electric generating equipment located on the islands of Maui, Lanai and Molokai, with an aggregate generating capability of approximately 235 megawatts as of December 31, 1999. A PPA between MECO and a sugar company provided for an additional 16 MW of firm generating capability as of December 31, 1999.

               HECO, HELCO and MECO own land, buildings, overhead transmission lines, overhead distribution lines, underground cables, fully owned or jointly owned poles, steel or aluminum high voltage transmission towers, transmission and distribution substations, fuel oil storage facilities and other property and equipment used in the business of generating, purchasing, transmitting, distributing and selling electric energy.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.
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                                                                   Page 12 of 17

               In 1999, HEI sold no kilowatthours of electric energy, HECO sold at retail 6,997,935,551 kwh. of electric energy, HELCO sold at retail 922,351,519 kwh. of electric energy, and MECO sold at retail 1,064,739,472 kwh. of electric energy.

          (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              None.

          (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              None.

          (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              None.


          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               HEI Power Corp. Guam (HPG), a subsidiary of HEIPC, has principal executive offices at Tanguisson power plant, NCS Dededo, Guam 96921 and 220 South King Street, Honolulu, Hawaii 96813. In September 1996, HPG entered into an energy conversion agreement with Guam Power Authority (GPA), pursuant to which HPG rehabilitated, and for a period of approximately 20 years will be operating and maintaining, two oil-fired 25-MW (net) steam turbine generators at Tanguisson, Guam.

               On or about September 3, 1998, HEI acquired an indirect 80% interest in UPP (through HEI's indirect subsidiary China II) and an effective 60% interest in Baotou Tianjiao Power Co., Ltd. (Tianjiao) which has its principal executive
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                                                                   Page 13 of 17

          offices at Suite 906, Baotou Youdian Building, Kun District, Baotou 014010, Inner Mongolia, China and is a Sino-foreign coorperative joint venture established under the laws of the People's Republic of China. On December 30, 1999 China II acquired the remaining interest in UPP. Tianjiao will construct, operate, and maintain a 200-megawatt (net) coal-fired power plant in Baotou, Inner Mongolia, China, over a 22 year period, which includes construction, beginning September 18, 1996. The power plant is being built "inside the fence" for Baotou Iron & Steel (Group) Co., Ltd. (BaoSteel), which will be the sole purchaser of the power. At the end of the term, the plant will be transferred by Tianjiao to BaoSteel (which owns a 25% interest in Tianjiao).

               On December 4, 1998, HEI acquired an indirect interest in Cagayan Electric Power & Light Co., Inc. (CEPALCO) which has its principal executive offices at 8/F Strata 100 Building, Emerald Avenue, Ortigas Complex, Pasig City, Metro Manila 1600, Philippines and is incorporated under the laws of the Philippines. CEPALCO is a privately owned regulated local distribution company on the island of Mindanao. It operates and maintains three substations, with a total capacity of 75 MVA, and 47 kilometers of transmission lines (rates at 69 KV and 138 KV) and 1,000 kilometers of distribution lines. It also has an interest in Mindanao Energy Systems, Inc., a Philippine power generation company that owns and operates an 18.9 MW Bunker-C fed diesel power generating facility.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

               HEI owns all of the issued and outstanding shares of common stock of HEIPC. HEIPC owns all of the issued and outstanding shares of common stock of HPG and International.

               International owns all of the issued and outstanding shares of common stock of China II. China II owns 100% of the issued and outstanding shares of UPP. UPP owns 75% of Tianjiao.

               International owns all of the issued and outstanding shares of common stock of Philippine Develop. Philippine Develop owns 5% common stock and convertible cumulative nonparticipating preferred shares of CEPALCO, which are convertible within two years after the acquisition and, when fully converted, are intended to constitute 15% of the issued and outstanding capital stock of CEPALCO.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

               As of December 31, 1999, HEI had invested, through HEIPC (in addition to retained earnings), $2,250,000 in HPG. Also as of December 31, 1999, there were short-term intercompany borrowings by HPG from HEIPC of $11,860,000 and no other borrowings. HEIPC's intercompany loans to HPG were funded by investments in and loans to HEIPC by HEI. As of December 31, 1999, HEI has not directly or indirectly guaranteed the securities of HPG and there was no debt or other financial obligation relating to HPG for which there was recourse against HEI or any other system company (other than HPG).

               As of December 31, 1999, HEI had invested, through HEIPC and its subsidiaries, $23.1 million in connection with the Tianjiao project in China, of which $8.8 million is reflected in equity in Tianjiao. As of December 31, 1999, there were no short-term intercompany borrowings by Tianjiao from HEI, HEIPC or any HEIPC subsidiary. As of December 31, 1999, HEI has not directly or indirectly guaranteed the securities of Tianjiao and there was no debt or other financial obligation relating to Tianjiao for which there was recourse against HEI or any other system company (other than Tianjiao).

               As of December 31, 1999, HEI had invested, through HEIPC and its subsidiaries, $9.7 million in CEPALCO preferred and common stock. As of December 31, 1999, there were no short-term intercompany borrowings by CEPALCO from HEI, HEIPC or any HEIPC subsidiary. As of December 31, 1999, HEI has not directly or indirectly guaranteed the securities of CEPALCO and there was no debt or other financial obligation relating to CEPALCO for which there was recourse against HEI or any other system company (other than CEPALCO).

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

               As of December 31, 1999, HPG's capitalization (i.e., common stock equity) was $2,904,000. For the year ended December 31, 1999, HPG's net loss was $431,000.

               As of December 31, 1999, Tianjiao's capitalization (i.e., common stock equity) was $9,644,000. For the year ended December 31, 1999 Tianjiao's net loss was $194,000.

               As of December 31, 1999, the investment in CEPALCO preferred and common stock was carried at $9.7 million.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

               HPG maintains agreements with certain HEI affiliates for operation, maintenance and administrative and general services of the power plants and electrical systems. For the year ended December 31, 1999, HPG payments for services from HEI, HECO and HEIPC totaled $176,000.

               Tianjiao and CEPALCO have no service, sales or construction contracts with any HEI affiliate. However, certain HEI affiliates provide general management and other services to Tianjiao in connection with UPP's obligations under the cooperative joint venture agreement. The HEI affiliates receive no compensation directly from Tianjiao.

                                   EXHIBIT A

               Unaudited consolidating statements of income and retained earnings of Hawaiian Electric Industries, Inc. and its subsidiary companies for the calendar year 1999, together with an unaudited consolidating balance sheet of Hawaiian Electric Industries, Inc. and its subsidiary companies as of December 31, 1999, are attached hereto as Exhibit A.

               Unaudited consolidating income and retained earnings information for the calendar year 1999 for Hawaiian Electric Company, Inc. and its subsidiary companies, for HEI Diversified, Inc. and its subsidiary company, for American Savings Bank, F.S.B. and its subsidiary companies, for The Old Oahu Tug Service, Inc. (formerly Hawaiian Tug & Barge Corp. and its subsidiary company), for HEI Power Corp. and its subsidiary companies, for HEI Power Corp. International and its subsidiary companies and for HEI Power Corp. China II and its subsidiary companies, together with unaudited consolidating balance sheet information for said companies and their respective subsidiaries as of December 31, 1999, are attached hereto as Exhibits A-1 through A-7. Unaudited consolidating income, retained earnings and balance sheet information for MPC and its subsidiaries are not provided as MPC and its subsidiaries are being accounted for as discontinued operations in HEI's consolidated financial statements effective September 14, 1998.

                                   EXHIBIT B
               The unaudited financial data schedules for HEI and its subsidiaries and for HECO and its subsidiaries are attached hereto as Exhibit B.
                                   EXHIBIT C

               HEI  -  HEIPC  -  HPG
               HEI  -  HEIPC  -  International  -  China II  -  UPP  -  Tianjiao (UPP
         owns 75%)
               HEI  -  HEIPC  -  International  -  Philippine Develop - CEPALCO

          Each of the above-named claimants has caused this statement to be duly executed on its behalf by its duly authorized officers on this 24th day of February 2000.

                                                 HAWAIIAN ELECTRIC INDUSTRIES, INC.
                                                 Claimant


                                                  By /s/ Robert F. Clarke
                                                  ----------------------------------------------
                                                  Robert F. Clarke
                                                  Chairman, President and
          ATTEST:                                 Chief Executive Officer


          /s/ Peter C. Lewis                      By /s/ Robert F. Mougeot
          ------------------------------------    --------------------------------------------
          Peter C. Lewis                          Robert F. Mougeot
          Vice President-Administration           Financial Vice President and
            & Corporate Secretary                 Chief Financial Officer


                                                  HAWAIIAN ELECTRIC COMPANY, INC.
                                                  Claimant

                                                  By /s/ T. Michael May
                                                  ----------------------------------------------
                                                  T. Michael May
          ATTEST:                                 President and
                                                  Chief Executive Officer


          /s/ Molly M. Egged                      By /s/ Jackie M. Erickson
          ---------------------------------       --------------------------------------------
          Molly M. Egged                          Jackie M. Erickson
          Secretary                               Vice President - Customer Operations/
                                                  General Counsel


     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                        Peter C. Lewis
                        Vice President-Administration & Corporate Secretary Hawaiian Electric Industries, Inc.
                        P. O. Box 730
                        Honolulu, Hawaii  96808-0730

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet (Page 1 of 3)                            Page 1 of 8
December 31, 1999
(Unaudited)
(in thousands)

                                                                                       Malama
                                                        The Old                       Pacific       Hawaiian
                                          Hawaiian        Oahu                       Corp. and      Electric           HEI
                                          Electric         Tug          HEI        subsidiaries     Company,       Diversified,
                                         Industries,     Service,     Investment   (Discontinued    Inc. and        Inc. and
ASSETS                                      Inc.          Inc.          Corp.       operations)    subsidiaries     subsidiary
------------------------------------  -------------  -------------  -------------  -------------- --------------   -------------
Cash and equivalents                     $      756              4             17               -           1,966      $  192,836
Notes receivable from affiliated
   companies                                  3,010         23,108         13,286               -               -          17,993
Accounts receivable and
   unbilled revenues, net                     1,325            515             59               -         124,770          28,205
Investment and mortgage/asset-
   backed securities                              -              -              -               -               -       2,159,945
Loans receivable, net                             -              -              -               -               -       3,211,878
Property, plant and equipment, net            3,489              -              -               -       1,958,144          66,110
Regulatory assets                                 -              -              -               -         114,759               -
Other                                        28,665          3,208         56,887          (7,529)        103,170          82,611
Goodwill and other intangibles                    -              -              -               -               -         106,741
Investments in wholly owned
   subsidiaries, at equity                1,332,576              -              -               -               -               -
                                      -------------  -------------  -------------  --------------   -------------   -------------
                                         $1,369,821         26,835         70,249          (7,529)      2,302,809      $5,866,319
                                      =============  =============  =============  ==============   =============   =============
LIABILITIES AND
STOCKHOLDERS' EQUITY
------------------------------------
Liabilities
Accounts payable                         $    6,518            152             11               -          60,783      $   51,007
Deposit liabilities                               -              -              -               -               -       3,491,655
Short-term borrowings                        82,156              -              -               -         107,013               -
Securities sold under agreements
   to repurchase                                  -              -              -               -               -         661,215
Advances from Federal Home
   Loan Bank                                      -              -              -               -               -       1,189,081
Long-term debt                              434,500              -              -               -         646,029          17,073
Deferred income taxes                         1,364              -         44,166               -         131,105           4,787
Contributions in aid of construction              -              -              -               -         206,302               -
Other                                        (2,303)         4,886          2,077               -         211,181          14,420
                                      -------------  -------------  -------------  --------------   -------------   -------------
                                            522,235          5,038         46,254               -       1,362,413       5,429,238
                                      -------------  -------------  -------------  --------------   -------------   -------------
HEI- and HECO-obligated preferred
   securities of trust subsidiaries
   directly or indirectly holding
    solely
   HEI and HEI-guaranteed and HECO
   and HECO- guaranteed                           -              -              -               -         100,000               -
   subordinated debentures
Preferred stock of subsidiaries-not
   subject to mandatory redemption                -              -              -               -          34,293             113
Minority interests                                -              -              -               -               -               -
                                      -------------  -------------  -------------  --------------   -------------   -------------
                                                                                                          134,293             113
                                      -------------  -------------  -------------  --------------   -------------   -------------

Stockholders' equity
Preferred stock                                   -              -              -               -                               -
Common stock                                665,335         13,229         22,166          39,475         380,897         329,468
Retained earnings (deficit)                 182,251          8,568          1,829         (47,004)        425,206         107,500
                                      -------------  -------------  -------------  --------------   -------------   -------------
                                            847,586         21,797         23,995          (7,529)        806,103         436,968
                                      -------------  -------------  -------------  --------------   -------------   -------------
                                         $1,369,821         26,835         70,249          (7,529)      2,302,809      $5,866,319
                                      =============  =============  =============  ==============   =============   =============

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet (Page 2 of 3)                            Page 2 of 8
December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                  Pacific
                                                  Energy                              HEI
                                                Conservation      HEI Power         District         ProVision          HEI
                                                 Services,         Corp. and         Cooling,       Technologies,    Properties,
ASSETS                                               Inc.         subsidiaries         Inc              Inc.            Inc.
-------------------------------------------     -------------    -------------   -------------    --------------    --------------
Cash and equivalents                                   $   9           2,507              31               19               $1
Notes receivable from affiliated companies                19               -               3                -                -
Accounts receivable and
  unbilled revenues, net                                  12           1,258               -                -                -
Investment and mortgage/asset-
   backed securities                                       -               -               -                -                -
Loans receivable, net                                      -               -               -                -                -
Property, plant and equipment, net                         -          38,024             387               41                -
Regulatory assets                                          -               -               -                -                -
Other                                                      7           9,977               -                1                -
Goodwill and other intangibles                             -               -               -                -                -
Investments in wholly owned
   subsidiaries, at equity                                 -               -               -                -                -
                                               -------------   -------------   -------------   --------------   --------------
                                                       $  47          51,766             421               61               $1
                                               =============   =============   =============   ==============   ==============
LIABILITIES AND
STOCKHOLDERS' EQUITY
-------------------------------------------
Liabilities
Accounts payable                                       $   3             504              11                -              $ -
Deposit liabilities                                        -               -               -                -                -
Short-term borrowings                                      -           3,010               -                -                -
Securities sold under agreements
   to repurchase                                           -               -               -                -                -
Advances from Federal Home Loan Bank                       -               -               -                -                -
Long-term debt                                             -          17,073               -                -                -
Deferred income taxes                                      -            (142)             (3)               -                -
Contributions in aid of construction                       -               -               -                -                -
Other                                                     19           1,571               -                -                -
                                               -------------   -------------   -------------   --------------   --------------
                                                          22          22,016               8                -                -
                                               -------------   -------------   -------------   --------------   --------------
HEI- and HECO-obligated preferred
   securities of trust subsidiaries
    directly or
   indirectly holding solely HEI and HEI-
   guaranteed and HECO and HECO-                           -               -               -                -                -
   guaranteed subordinated debentures
Preferred stock of subsidiaries-
   not subject to mandatory redemption                     -               -               -                -                -
Minority interests                                         -             841               -                -                -
                                               -------------   -------------   -------------   --------------   --------------
                                                           -             841               -                -                -
                                               -------------   -------------   -------------   --------------   --------------

Stockholders' equity
Preferred stock                                            -               -               -                -                -
Common stock                                             400          45,049           1,250              115                1
Retained earnings (deficit)                             (375)        (16,140)           (837)             (54)               -
                                               -------------   -------------   -------------   --------------   --------------
                                                          25          28,909             413               61                1
                                               -------------   -------------   -------------   --------------   --------------
                                                       $  47          51,766             421               61               $1
                                               =============   =============   =============   ==============   ==============

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet (Page 3 of 3)                            Page 3 of 8
December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                                  Hawaiian       Reclassifi-
                                                                     HEI          Electric         cations
                                                   Hycap          Preferred      Industries          and
                                                 Management,       Funding,       Capital        Eliminations
ASSETS                                              Inc.             LP           Trust I          Dr. (Cr.)         Consolidated
-------------------------------------------   --------------   -------------   -------------     --------------    ---------------
Cash and equivalents                                 $   547           1,213               -                 -         $  199,906
Notes receivable from affiliated companies                 -         120,073               -          (177,492)                 -
Accounts receivable and
  unbilled revenues, net                                   3               3               -            (1,545)           154,605
Investment and mortgage/asset-
   backed securities                                       -               -               -                 -          2,159,945
Loans receivable, net                                      -               -               -                 -          3,211,878
Property, plant and equipment, net                         -               -               -                 -          2,066,195
Regulatory assets                                          -               -               -                 -            114,759
Other                                                      -               -               -                 -            276,997
Goodwill and other intangibles                             -               -               -                 -            106,741
Investments in wholly owned
   subsidiaries, at equity                            18,193               -         103,093        (1,453,862)                 -
                                              --------------   -------------   -------------   ---------------    ---------------
                                                     $18,743         121,289         103,093        (1,632,899)        $8,291,026
                                              ==============   =============   =============   ===============    ===============

LIABILITIES AND
STOCKHOLDERS' EQUITY
-------------------------------------------
Liabilities
Accounts payable                                  $        -               3               -             1,545         $  117,447
Deposit liabilities                                        -               -               -                 -          3,491,655
Short-term borrowings                                      -               -               -            40,346            151,833
Securities sold under agreements
   to repurchase                                           -               -               -                 -            661,215
Advances from Federal Home Loan Bank                       -               -               -                 -          1,189,081
Long-term debt                                             -               -               -           137,146            977,529
Deferred income taxes                                      -               -               -                 -            181,277
Contributions in aid of construction                       -               -               -                 -            206,302
Other                                                      3               -               -                 -            231,854
                                              --------------   -------------   -------------   ---------------    ---------------
                                                           3               3               -           179,037          7,208,193
                                              --------------   -------------   -------------   ---------------    ---------------

HEI- and HECO-obligated preferred
   securities of trust subsidiaries
    directly or
   indirectly holding solely HEI and HEI-
   guaranteed and HECO and HECO-                           -               -         100,000                 -            200,000
   guaranteed subordinated debentures
Preferred stock of subsidiaries-
   not subject to mandatory redemption                     -               -               -                 -             34,406
Minority interests                                         -               -               -                 -                841
                                              --------------   -------------   -------------   ---------------    ---------------
                                                           -               -         100,000                 -            235,247
                                              --------------   -------------   -------------   ---------------    ---------------

Stockholders' equity
Preferred stock                                            -               -               -                 -                  -
Common stock                                          18,364         121,286           3,093           974,793            665,335
Retained earnings (deficit)                              376               -               -           479,069            182,251
                                              --------------   -------------   -------------   ---------------    ---------------
                                                      18,740         121,286           3,093         1,453,862            847,586
                                              --------------   -------------   -------------   ---------------    ---------------
                                                     $18,743         121,289         103,093         1,632,899         $8,291,026
                                              ==============   =============   =============   ===============    ===============

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income (Page 1 of 3)                      Page 4 of 8
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                                                             Malama
                                                                                            Pacific       Hawaiian
                                          Hawaiian          The Old                        Corp. and      Electric          HEI
                                          Electric          Oahu Tug        HEI           subsidiaries     Company,     Diversified,
                                         Industries,        Service,      Investment     (Discontinued     Inc. and       Inc. and
                                            Inc.              Inc. *          Corp.        operations)   subsidiaries   subsidiary
                                       --------------   -------------   -------------    ------------   ------------  -------------
Revenues
Electric utility                       $            -               -               -               -      1,055,204  $           -
Savings bank                                        -               -               -               -              -        409,913
International power                                 -               -               -               -              -              -
Other                                           2,345          48,576           5,258               -              -          1,090
Equity in net income of subsidiaries          116,810               -               -               -              -              -
                                       --------------   -------------   -------------    ------------   ------------  -------------
                                              119,155          48,576           5,258               -      1,055,204        411,003
                                       --------------   -------------   -------------    ------------   ------------  -------------

Expenses
Electric utility                                    -               -               -               -        880,490              -
Savings bank                                        -               -               -               -              -        349,561
International power                                 -               -               -               -              -              -
Other                                           7,156          42,639             122               -              -           (128)
                                       --------------   -------------   -------------    ------------   ------------  -------------
                                                7,156          42,639             122               -        880,490        349,433
                                       --------------   -------------   -------------    ------------   ------------  -------------

Operating income (loss)
Electric utility                                    -               -               -               -        174,714              -
Savings bank                                        -               -               -               -              -         60,352
International power                                 -               -               -               -              -              -
Other                                         111,999           5,937           5,136               -              -          1,218
                                       --------------   -------------   -------------    ------------   ------------  -------------
                                              111,999           5,937           5,136               -        174,714         61,570
                                       --------------   -------------   -------------    ------------   ------------  -------------

Interest expense-electric utility
   and other                                  (34,637)         (1,209)             (1)              -        (48,461)        (1,427)
Allowance for borrowed funds
   used during construction                         -               -               -               -          2,576              -
Preferred stock dividends of
   subsidiaries                                     -               -               -               -           (945)           (12)
Preferred securities distributions of
   trust subsidiaries                               -               -               -               -         (7,665)             -
Allowance for equity funds used
   during construction                              -               -               -               -          4,228              -
                                       --------------   -------------   -------------    ------------   ------------  -------------
Income (loss) from continuing
   operations before income taxes
   and pfd. stock dividends and
   pfd. securities distributions               77,362           4,728           5,135               -        124,447         60,131
Income tax expense (benefit)                  (15,532)          3,419           1,259               -         48,047         19,445
                                       --------------   -------------   -------------    ------------   ------------  -------------

Income (loss) from continuing
   operations before pfd. stock
   dividends and pfd. securities
   distributions                               92,894           1,309           3,876               -         76,400         40,686
Preferred stock dividends of parent                 -               -               -               -          1,178              -
Preferred securities distributions                  -               -               -               -              -              -
                                       --------------   -------------   -------------    ------------   ------------  -------------
Income (loss) from
   continuing operations                       92,894           1,309           3,876               -         75,222         40,686
Gain from discontinued operations               3,953               -               -               -              -              -
                                       --------------   -------------   -------------    ------------   ------------  -------------
Net income (loss)                      $       96,847           1,309           3,876               -         75,222  $      40,686
                                       ==============   =============   =============    ============   ============  =============

*  Formerly Hawaiian Tug & Barge Corp. and subsidiary.
Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income (Page 2 of 3)                      Page 5 of 8
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                             Pacific
                                             Energy                               HEI
                                          Conservation        HEI Power         District         ProVision            HEI
                                            Services,         Corp. and         Cooling,       Technologies,      Properties,
                                              Inc.          subsidiaries          Inc               Inc.              Inc.
                                        --------------    --------------    -------------    ---------------    --------------
Revenues
Electric utility                        $            -                 -                -                  -    $            -
Savings bank                                         -                 -                -                  -                 -
International power                                  -             4,464                -                  -                 -
Other                                              141                 -                6                  -                 -
Equity in net income of subsidiaries                 -                 -                -                  -                 -
                                        --------------    --------------    -------------    ---------------    --------------
                                                   141             4,464                6                  -                 -
                                        --------------    --------------    -------------    ---------------    --------------

Expenses
Electric utility                                     -                 -                -                  -                 -
Savings bank                                         -                 -                -                  -                 -
International power                                  -             9,195                -                  -                 -
Other                                              215                 -              307                 21                 -
                                        --------------    --------------    -------------    ---------------    --------------
                                                   215             9,195              307                 21                 -
                                        --------------    --------------    -------------    ---------------    --------------

Operating income (loss)
Electric utility                                     -                 -                -                  -                 -
Savings bank                                         -                 -                -                  -                 -
International power                                  -            (4,731)               -                  -                 -
Other                                              (74)                -             (301)               (21)                -
                                        --------------    --------------    -------------    ---------------    --------------
                                                   (74)           (4,731)            (301)               (21)                -
                                        --------------    --------------    -------------    ---------------    --------------
Interest expense-electric utility
   and other                                         -              (514)               -                  -                 -
Allowance for borrowed funds
   used during construction                          -                 -                -                  -                 -
Preferred stock dividends of
 subsidiaries                                        -                 -                -                  -                 -
Preferred securities distributions of
   trust subsidiaries                                -                 -                -                  -                 -
Allowance for equity funds used
   during construction                               -                 -                -                  -                 -
                                        --------------    --------------    -------------    ---------------    --------------
Income (loss) from continuing
 operations before income taxes and
 pfd. stock dividends and pfd.
 securities distributions                          (74)           (5,245)            (301)               (21)                -
Income tax expense (benefit)                         -              (156)               -                  -                 -
                                        --------------    --------------    -------------    ---------------    --------------

Income (loss) from continuing
 operations before pfd. stock
 dividends and pfd. securities
 distributions                                     (74)           (5,089)            (301)               (21)                -
Preferred stock dividends of parent                  -                 -                -                  -                 -
Preferred securities distributions                   -                 -                -                  -                 -
                                        --------------    --------------    -------------    ---------------    --------------
Income (loss) from continuing
 operations                                        (74)           (5,089)            (301)               (21)                -
Gain from discontinued operations                    -                 -                -                  -
                                        --------------    --------------    -------------    ---------------    --------------
Net income (loss)                       $          (74)           (5,089)            (301)               (21)   $            -
                                        ==============    ==============    =============    ===============    ==============


Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income  (Page 3 of 3)                     Page 6 of 8
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                           Hawaiian        Reclassifi-
                                                              HEI          Electric          cations
                                             Hycap         Preferred      Industries           and
                                          Management,      Funding,         Capital       Eliminations
                                             Inc.             LP            Trust I         Dr. (Cr.)       Consolidated
                                        -------------   -------------   -------------   --------------    --------------
Revenues
Electric utility                           $        -               -               -                -        $1,055,204
Savings bank                                        -               -               -                -           409,913
International power                                 -               -               -                -             4,464
Other                                              26          10,085               -           13,818            53,709
Equity in net income of  subsidiaries           1,466               -           8,619          126,895                 -
                                        -------------   -------------   -------------   --------------    --------------
                                                1,492          10,085           8,619          140,713         1,523,290
                                        -------------   -------------   -------------   --------------    --------------

Expenses
Electric utility                                    -               -               -                -           880,490
Savings bank                                        -               -               -                -           349,561
International power                                 -               -               -                -             9,195
Other                                              41               -               -             (200)           50,173
                                        -------------   -------------   -------------   --------------    --------------
                                                   41               -               -             (200)        1,289,419
                                        -------------   -------------   -------------   --------------    --------------

Operating income (loss)
Electric utility                                    -               -               -                -           174,714
Savings bank                                        -               -               -                -            60,352
International power                                 -               -               -                -            (4,731)
Other                                           1,451          10,085           8,619          140,513             3,536
                                        -------------   -------------   -------------   --------------    --------------
                                                1,451          10,085           8,619          140,513           233,871
                                        -------------   -------------   -------------   --------------    --------------

Interest expense-electric utility
 and other                                          -               -               -          (13,618)          (72,631)
Allowance for borrowed funds
   used during construction                         -               -               -                -             2,576
Preferred stock dividends of
 subsidiaries                                       -               -               -            1,178            (2,135)
Preferred securities distributions of
   trust subsidiaries                               -               -               -            8,360           (16,025)
Allowance for equity funds used
   during construction                              -               -               -                -             4,228
                                        -------------   -------------   -------------   --------------    --------------
Income (loss) from continuing
 operations before income taxes
 and pfd. stock dividends and
 pfd. securities distributions                  1,451          10,085           8,619          136,433           149,884
Income tax expense (benefit)                      508               -               -                -            56,990
                                        -------------   -------------   -------------   --------------    --------------

Income (loss) from continuing
 operations before pfd. stock dividends
 and pfd. securities distributions                943          10,085           8,619          136,433            92,894
Preferred stock dividends of parent                 -               -               -           (1,178)                -
Preferred securities distributions                  -               -           8,360           (8,360)                -
                                        -------------   -------------   -------------   --------------    --------------
Income (loss) from continuing
 operations                                       943          10,085             259          126,895            92,894
Gain from discontinued operations                   -               -               -                -             3,953
                                        -------------   -------------   -------------   --------------    --------------
Net income (loss)                              $  943          10,085             259          126,895        $   96,847
                                        =============   =============   =============   ==============    ==============

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Retained Earnings (Page 1 of 2)           Page 7 of 8
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                                                   Malama
                                                     The Old                       Pacific           Hawaiian
                                       Hawaiian       Oahu                        Corp. and          Electric            HEI
                                       Electric        Tug           HEI        subsidiaries         Company,        Diversified,
                                     Industries,     Service,     Investment     Discontinued        Inc. and          Inc. and
                                         Inc.         Inc. *         Corp.       operations)       subsidiaries       subsidiary
                                     -----------    --------      ----------    ------------       ------------     ------------
Retained earnings (deficit),
   beginning of year                    $165,252        8,592         (2,047)         (47,004)          405,836          $ 86,177

Net income (loss)                         96,847        1,309          3,876                -            75,222            40,686

Distributions of HEI Preferred
   Funding, LP                                 -            -              -                -                 -                 -

Common stock dividends                   (79,848)      (1,333)             -                -           (55,852)          (19,363)
                                     -----------     --------     ----------     ------------      ------------      ------------
Retained earnings (deficit),
   end of year                          $182,251        8,568          1,829          (47,004)          425,206          $107,500
                                     ===========     ========     ==========     ============      ============      ============

*  Formerly Hawaiian Tug & Barge Corp. and subsidiary.

Continued below.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                 Pacific
                                                 Energy                                HEI
                                              Conservation        HEI Power         District        ProVision             HEI
                                                Services,         Corp. and         Cooling,      Technologies,       Properties,
                                                  Inc.          subsidiaries           Inc             Inc.               Inc.
                                              ------------      ------------        --------      -------------       -----------
Retained earnings (deficit),
   beginning of year                                 $(301)          (11,051)           (536)               (33)            $   -

Net income (loss)                                      (74)           (5,089)           (301)               (21)                -

Distributions of HEI Preferred
   Funding, LP                                           -                 -               -                  -                 -

Common stock dividends                                   -                 -               -                  -                 -
                                              ------------      ------------        --------      -------------       -----------
Retained earnings (deficit), end of year             $(375)          (16,140)           (837)               (54)            $   -
                                              ============      ============        ========      =============       ===========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Retained Earnings (Page 2 of 2)           Page 8 of 8
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                                  Hawaiian        Reclassifi-
                                                                   HEI            Electric          cations
                                                 Hycap          Preferred        Industries           and
                                              Management,        Funding,          Capital        Eliminations
                                                  Inc.              LP             Trust I          Dr. (Cr.)        Consolidated
                                              -----------       ---------        ----------       ------------       ------------
Retained earnings (deficit),
   beginning of year                              $   633               -                 -            440,266           $165,252

Net income (loss)                                     943          10,085               259            126,895             96,847

Distributions of HEI
   Preferred Funding, LP                                -         (10,085)                -            (10,085)                 -

Common stock dividends                             (1,200)              -              (259)           (78,007)           (79,848)
                                              -----------       ---------        ----------       ------------       ------------
Retained earnings (deficit), end of year          $   376               -                 -            479,069           $182,251
                                              ===========       =========        ==========       ============       ============

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Balance Sheet Information (Page 1 of 2)     Page 1 of 5
December 31, 1999
(Unaudited)
(in thousands)

                                                                           Hawaii
                                                       Hawaiian           Electric             Maui
                                                       Electric            Light             Electric
                                                       Company,           Company,           Company,
ASSETS                                                   Inc.               Inc.             Limited
-----------------------------------------------   ----------------   ----------------   ----------------

Cash and equivalents                                    $    1,039                198           $    729
Notes receivable from affiliated companies                  26,200                  -              8,400
Accounts receivable and unbilled revenues, net              84,384             21,999             17,595
Property, plant and equipment, net                       1,197,273            397,926            362,945
Regulatory assets                                           77,264             20,233             17,262
Other                                                       65,565             15,456             22,149
Investments in wholly owned
   subsidiaries, at equity                                 326,646                  -                  -
                                                  ----------------   ----------------   ----------------
                                                        $1,778,371            455,812           $429,080
                                                  ================   ================   ================

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                        $   41,580              8,463           $ 10,391
Short-term borrowings                                      115,413             26,200                  -
Long-term debt                                             432,112            145,810            171,200
Deferred income taxes                                      111,345             10,413              9,347
Contributions in aid of construction                       132,643             49,690             23,969
Other                                                      116,882             48,517             45,338
                                                  ----------------   ----------------   ----------------
                                                           949,975            289,093            260,245
                                                  ----------------   ----------------   ----------------

HECO-obligated mandatorily redeemable
   preferred securities of trust subsidiary
    holding solely HECO and HECO-guaranteed
    subordinated debentures                                      -                  -                  -
Preferred stock-not subject to
   mandatory redemption                                     22,293              7,000              5,000
                                                  ----------------   ----------------   ----------------
                                                            22,293              7,000              5,000
                                                  ----------------   ----------------   ----------------
Stockholder's equity
Common stock                                               380,897             99,913             94,202
Retained earnings                                          425,206             59,806             69,633
                                                  ----------------   ----------------   ----------------
                                                           806,103            159,719            163,835
                                                  ----------------   ----------------   ----------------
                                                        $1,778,371            455,812           $429,080
                                                  ================   ================   ================

Continued on next page.

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Balance Sheet Information (Page 2 of 2)     Page 2 of 5
December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                                            Reclassifi-
                                                                                              cations
                                                         HECO               HECO                and
                                                       Capital            Capital          Eliminations
ASSETS                                                 Trust I            Trust II           Dr. (Cr.)         Consolidated
-----------------------------------------------   ----------------   ----------------   ----------------    ----------------

Cash and equivalents                                $          -                    -                  -          $    1,966
Notes receivable from affiliated companies                  51,546             51,546           (137,692)                  -
Accounts receivable and unbilled revenues, net                   -                  -                792             124,770
Property, plant and equipment, net                               -                  -                  -           1,958,144
Regulatory assets                                                -                  -                  -             114,759
Other                                                            -                  -                  -             103,170
Investments in wholly owned
   subsidiaries, at equity                                       -                  -           (326,646)                  -
                                                  ----------------   ----------------   ----------------    ----------------
                                                           $51,546             51,546           (463,546)         $2,302,809
                                                  ================   ================   ================    ================

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                       $         -                  -               (349)         $   60,783
Short-term borrowings                                            -                  -             34,600             107,013
Long-term debt                                                   -                  -            103,093             646,029
Deferred income taxes                                            -                  -                  -             131,105
Contributions in aid of construction                             -                  -                  -             206,302
Other                                                            -                  -               (444)            211,181
                                                  ----------------   ----------------   ----------------    ----------------
                                                                 -                  -            136,900           1,362,413
                                                  ----------------   ----------------   ----------------    ----------------

HECO-obligated mandatorily redeemable
   preferred securities of trust subsidiary
    holding solely HECO and HECO-guaranteed
    subordinated debentures                                 50,000             50,000                  -             100,000
Preferred stock-not subject to
   mandatory redemption                                          -                  -                  -              34,293
                                                  ----------------   ----------------   ----------------    ----------------
                                                            50,000             50,000                  -             134,293
                                                  ----------------   ----------------   ----------------    ----------------

Stockholder's equity
Common stock                                                 1,546              1,546            197,207             380,897
Retained earnings                                                -                  -            129,439             425,206
                                                  ----------------   ----------------   ----------------    ----------------
                                                             1,546              1,546            326,646             806,103
                                                  ----------------   ----------------   ----------------    ----------------
                                                           $51,546             51,546            463,546          $2,302,809
                                                  ================   ================   ================    ================

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Income Information (Page 1 of 2)            Page 3 of 5
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                                            Hawaii
                                                       Hawaiian            Electric              Maui
                                                       Electric              Light             Electric
                                                       Company,            Company,            Company,
                                                         Inc.                Inc.               Limited
                                                  ----------------    ----------------    ----------------
Revenues
Electric utility                                          $736,805             160,905            $159,144
Equity in net income of subsidiaries                        27,336                   -                   -
                                                  ----------------    ----------------    ----------------
                                                           764,141             160,905             159,144
Expenses-Electric utility                                  626,721             130,012             123,757
                                                  ----------------    ----------------    ----------------

Operating income                                           137,420              30,893              35,387
Interest expense                                           (35,555)            (11,340)            (11,118)
Allowance for borrowed funds used
   during construction                                       2,025                 204                 347
Preferred stock dividends of subsidiaries                        -                   -                   -
Preferred securities distributions of
   trust subsidiaries                                            -                   -                   -
Allowance for equity funds used
   during construction                                       3,191                 328                 709
                                                  ----------------    ----------------    ----------------
Income before income tax expense and
   preferred stock dividends                               107,081              20,085              25,325
Income taxes                                                30,681               7,658               9,708
                                                  ----------------    ----------------    ----------------
Income before preferred stock dividends                     76,400              12,427              15,617
Preferred stock dividends                                    1,178                 534                 411
                                                  ----------------    ----------------    ----------------
Net income                                                $ 75,222              11,893            $ 15,206
                                                  ================    ================    ================


Continued on next page.

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Income Information (Page 2 of 2)            Page 4 of 5
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                                         Reclassifi-
                                                                                           cations
                                                        HECO              HECO               and
                                                       Capital           Capital         Eliminations
                                                       Trust I          Trust II          Dr. (Cr.)         Consolidated
                                                  --------------    --------------    ---------------    ---------------
Revenues
Electric utility                                         $ 4,149             3,753              9,552         $1,055,204
Equity in net income of subsidiaries                           -                 -             27,336                  -
                                                  --------------    --------------    ---------------    ---------------
                                                           4,149             3,753             36,888          1,055,204
Expenses-Electric utility                                      -                 -                  -            880,490
                                                  --------------    --------------    ---------------    ---------------
Operating income                                           4,149             3,753             36,888            174,714
Interest expense                                               -                 -             (9,552)           (48,461)
Allowance for borrowed funds used
   during construction                                         -                 -                  -              2,576
Preferred stock dividends of subsidiaries                      -                 -                945               (945)
Preferred securities distributions of
   trust subsidiaries                                     (4,025)           (3,640)                 -             (7,665)
Allowance for equity funds used
   during construction                                         -                 -                  -              4,228
                                                  --------------    --------------    ---------------    ---------------
Income before income tax expense and
   preferred stock dividends                                 124               113             28,281            124,447
Income taxes                                                   -                 -                  -             48,047
                                                  --------------    --------------    ---------------    ---------------

Income before preferred stock dividends                      124               113             28,281             76,400
Preferred stock dividends                                      -                 -               (945)             1,178
                                                  --------------    --------------    ---------------    ---------------
Net income                                               $   124               113             27,336         $   75,222
                                                  ==============    ==============    ===============    ===============

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Retained Earnings Information               Page 5 of 5
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                                  Hawaii
                                               Hawaiian          Electric            Maui
                                               Electric            Light           Electric
                                               Company,          Company,          Company,
                                                 Inc.              Inc.             Limited
                                           --------------    --------------    --------------

Retained earnings, beginning of year             $405,836            57,210           $62,992
Net income                                         75,222            11,893            15,206
Common stock dividends                            (55,852)           (9,297)           (8,565)
                                           --------------    --------------    --------------
Retained earnings, end of year                   $425,206            59,806           $69,633
                                           ==============    ==============    ==============

Continued below.




HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1999
(Unaudited)
(in thousands)


(Continued)

                                                                                  Reclassifi-
                                                                                    cations
                                                 HECO              HECO               and
                                                Capital           Capital        Eliminations
                                                Trust I          Trust II          Dr. (Cr.)       Consolidated
                                           --------------    --------------    --------------    --------------

Retained earnings, beginning of year              $     -                 -           120,202          $405,836
Net income                                            124               113            27,336            75,222
Common stock dividends                               (124)             (113)          (18,099)          (55,852)
                                           --------------    --------------    --------------    --------------
Retained earnings, end of year                    $     -                 -           129,439          $425,206
                                           ==============    ==============    ==============    ==============

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                 Exhibit A-2
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1999
(Unaudited)
(in thousands)

                                                                        American          Reclassifi-
                                                                         Savings            cations
                                                     HEI                  Bank,               and
                                                 Diversified,          F.S.B. and         Eliminations
ASSETS                                               Inc.             subsidiaries         Dr. (Cr.)           Consolidated
------------------------------------------     ---------------       --------------      --------------      ----------------
Cash and equivalents                                  $     29              192,807                   -            $  192,836
Notes receivable from
   affiliated companies                                 17,993                    -                   -                17,993
Accounts receivable and
  unbilled revenues, net                                    90               28,115                   -                28,205
Investment and mortgage/asset-
   backed securities                                         -            2,159,945                   -             2,159,945
Loans receivable, net                                        -            3,211,878                   -             3,211,878
Property, plant and equipment, net                           -               66,110                   -                66,110
Other                                                    3,300               82,611              (3,300)               82,611
Goodwill and other intangibles                               -              106,741                   -               106,741
Investment in wholly owned
   subsidiary, at equity                               432,604                    -            (432,604)                    -
                                                --------------       --------------      --------------      ----------------
                                                      $454,016            5,848,207            (435,904)           $5,866,319
                                                ==============       ==============      ==============      ================

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                      $    204               50,803                   -            $   51,007
Deposit liabilities                                          -            3,491,655                   -             3,491,655
Securities sold under
   agreements to repurchase                                  -              661,215                   -               661,215
Advances from Federal Home Loan Bank                         -            1,189,081                   -             1,189,081
Long-term debt                                          17,073                    -                   -                17,073
Deferred income taxes                                     (586)               5,373                   -                 4,787
Other                                                      357               14,063                   -                14,420
                                                --------------       -------------       --------------      ----------------
                                                        17,048            5,412,190                   -             5,429,238
                                                --------------       -------------       --------------      ----------------

Preferred stock of savings bank subsidiary                   -                  113                   -                   113
Minority interests                                           -                3,300               3,300                     -

Stockholder's equity
Preferred stock                                              -               75,000              75,000                     -
Common stock                                           329,468              239,645             239,645               329,468
Retained earnings                                      107,500              117,959             117,959               107,500
                                                --------------       -------------       --------------      ----------------
                                                       436,968              432,604             432,604               436,968
                                                --------------       -------------       --------------      ----------------
                                                      $454,016            5,848,207             435,904            $5,866,319
                                                ==============       ==============      ==============      ================

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                 Exhibit A-2
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                           American        Reclassifi-
                                                           Savings           cations
                                             HEI            Bank,              and
                                        Diversified,      F.S.B. and      Eliminations
                                            Inc.         subsidiaries       Dr. (Cr.)       Consolidated
                                        ------------    --------------   --------------    --------------
Revenues
Savings bank                            $          -           409,913                -          $409,913
Other                                          6,490                 -            5,400             1,090
Equity in net income of subsidiary            35,412                 -           35,412                 -
                                        ------------    --------------   --------------    --------------
                                              41,902           409,913           40,812           411,003
                                        ------------    --------------   --------------    --------------
Expenses
Savings bank                                       -           349,561                -           349,561
Other                                           (128)                -                -              (128)
                                        ------------    --------------   --------------    --------------
                                                (128)          349,561                -           349,433
                                        ------------    --------------   --------------    --------------
Operating income
Savings bank                                       -            60,352                -            60,352
Other                                         42,030                 -           40,812             1,218
                                        ------------    --------------   --------------    --------------
                                              42,030            60,352           40,812            61,570
Interest expense-electric utility
  and other                                   (1,427)                -                -            (1,427)
Preferred stock dividends of
  subsidiaries                                     -                 -               12               (12)
                                        ------------    --------------   --------------    --------------

Income before income taxes and
  preferred stock dividends                   40,603            60,352           40,824            60,131
Income tax expense (benefit)                     (83)           19,528                -            19,445
                                        ------------    --------------   --------------    --------------
Income before preferred stock                 40,686            40,824           40,824            40,686
  dividends
Preferred stock dividends                          -             5,412           (5,412)                -
                                        ------------    --------------   --------------    --------------

Net income                                   $40,686            35,412           35,412          $ 40,686
                                        ============    ==============   ==============    ==============


HEI DIVERSIFIED, INC. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                                          American           Reclassifi-
                                                                          Savings              cations
                                                       HEI                 Bank,                 and
                                                   Diversified,          F.S.B. and          Eliminations
                                                      Inc.             subsidiaries          Dr. (Cr.)           Consolidated
                                               -----------------    -----------------    -----------------    -----------------
Retained earnings, beginning of year                  $ 86,177               98,910               98,910             $ 86,177

Net income                                              40,686               35,412               35,412               40,686

Common stock dividends                                 (19,363)             (16,363)             (16,363)             (19,363)
                                             -----------------    -----------------    -----------------    -----------------
Retained earnings, end of year                        $107,500              117,959              117,959             $107,500
                                             =================    =================    =================    =================

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Balance Sheet Information (Page 1 of 2)     Page 1 of 4
December 31, 1999
(Unaudited)
(in thousands)


                                                                     American
                                                   American           Savings                              AdCom-
                                                    Savings         Investment            ASB               muni
                                                     Bank,           Services           Service           cations,
ASSETS                                              F.S.B.             Corp.          Corporation           Inc.
--------------------------------------------   ---------------   ---------------   ---------------    ---------------
Cash and equivalents                                $  180,938             1,373                61               $420
Accounts receivable and
  unbilled revenues, net                                20,084                 -                 -                  -
Investment and mortgage/asset-
   backed securities                                 1,637,704                 -                 -                  -
Loans receivable, net                                2,105,791                 -                 -                  -
Property, plant and equipment, net                      65,892               146                29                  -
Other                                                   82,223               238                 -                  -
Goodwill and other intangibles                         106,733                 8                 -                  -
Investments in wholly owned
   subsidiaries, at equity                           1,655,008                 -                 -                  -
                                               ---------------   ---------------   ---------------    ---------------
                                                    $5,854,373             1,765                90               $420
                                               ===============   ===============   ===============    ===============

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                    $   56,558               239                 -               $  1
Deposit liabilities                                  3,496,230                 -                 -                  -
Securities sold under
   agreements to repurchase                            661,215                 -                 -                  -
Advances from Federal Home Loan Bank                 1,189,081                 -                 -                  -
Deferred income taxes                                    5,373                 -                 -                  -
Other                                                   13,511               476                 -                 41
                                               ---------------   ---------------   ---------------    ---------------
                                                     5,421,968               715                 -                 42
                                               ---------------   ---------------   ---------------    ---------------


Preferred stock of savings bank subsidiary                   -                 -                 -                  -
Minority Interests                                           -                 -                 -                  -

Stockholder's equity
Preferred stock                                         75,000                 -                 -                  -
Common stock                                           239,645                10               309                 61
Retained earnings (deficit)                            117,760             1,040              (219)               317
                                               ---------------   ---------------   ---------------    ---------------
                                                       432,405             1,050                90                378
                                               ---------------   ---------------   ---------------    ---------------
                                                    $5,854,373             1,765                90               $420
                                               ===============   ===============   ===============    ===============


Continued on next page.

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Balance Sheet Information (Page 2 of 2)     Page 2 of 4
December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                                         Reclassifi-
                                                                                           cations
                                                                        American             and
                                                       ASB               Savings            Elimi-
                                                      Realty            Mortgage           nations           Consoli-
ASSETS                                             Corporation          Co., Inc.         Dr. (Cr.)            dated
--------------------------------------------   ------------------   ---------------   ---------------    ---------------
Cash and equivalents                                   $   11,876               549            (2,410)        $  192,807
Accounts receivable and
  unbilled revenues, net                                    8,031                 -                 -             28,115
Investment and mortgage/asset-
   backed securities                                      522,041                 -               200          2,159,945
Loans receivable, net                                   1,106,087                 -                 -          3,211,878
Property, plant and equipment, net                              -                43                 -             66,110
Other                                                       8,366                23            (8,239)            82,611
Goodwill and other intangibles                                  -                 -                 -            106,741
Investments in wholly owned
   subsidiaries, at equity                                      -                 -        (1,655,008)                 -
                                               ------------------   ---------------   ---------------    ---------------
                                                       $1,656,401               615        (1,665,457)        $5,848,207
                                               ==================   ===============   ===============    ===============

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                 $              -                79             6,074         $   50,803
Deposit liabilities                                             -                 -             4,575          3,491,655
Securities sold under
   agreements to repurchase                                     -                 -                 -            661,215
Advances from Federal Home Loan Bank                            -                 -                 -          1,189,081
Deferred income taxes                                           -                 -                 -              5,373
Other                                                           -                35                 -             14,063
                                               ------------------   ---------------   ---------------    ---------------
                                                                -               114            10,649          5,412,190
                                               ------------------   ---------------   ---------------    ---------------


Preferred stock of savings bank subsidiary                    999                 -               886                113
Minority Interests                                              -                 -            (3,300)             3,300

Stockholder's equity
Preferred stock                                                 -                 -                 -             75,000
Common stock                                            1,653,720               439         1,654,539            239,645
Retained earnings (deficit)                                 1,682                62             2,683            117,959
                                               ------------------   ---------------   ---------------    ---------------
                                                        1,655,402               501         1,657,222            432,604
                                               ------------------   ---------------   ---------------    ---------------
                                                       $1,656,401               615         1,665,457         $5,848,207
                                               ==================   ===============   ===============    ===============

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Income (Loss) Information                   Page 3 of 4
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                           American
                                           American         Savings                          AdCom-
                                            Savings       Investment          ASB             muni
                                             Bank,         Services         Service         cations,
                                            F.S.B.           Corp.        Corporation         Inc.
                                        -------------   -------------   -------------    -------------
Revenues
Savings bank                                 $289,259           3,083               2             $190
Equity in net income of subsidiaries          114,982               -               -                -
                                        -------------   -------------   -------------   --------------
                                              404,241           3,083               2              190
Expenses-Savings bank                         344,652           1,899              36               88
                                        -------------   -------------   -------------    -------------
Operating income (loss)                        59,589           1,184             (34)             102
Income tax expense (benefit)                   18,976             476               -               41
                                        -------------   -------------   -------------    -------------
Income (loss) before
   preferred stock dividends                   40,613             708             (34)              61
Preferred stock dividends                       5,400               -               -                -
                                        -------------   -------------   -------------    -------------

Net income (loss)                            $ 35,213             708             (34)            $ 61
                                        =============   =============   =============    =============

Continued below.


AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule - Income (Loss) Information
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                          Reclassifi-
                                                                            cations
                                                           American           and
                                              ASB           Savings          Elimi-
                                            Realty         Mortgage         nations
                                          Corporation      Co., Inc.       Dr. (Cr.)       Consolidated
                                        -------------   -------------   -------------    --------------
Revenues
Savings bank                                 $117,181           1,026             828          $409,913
Equity in net income of subsidiaries                -               -         114,982                 -
                                        -------------   -------------   -------------    --------------
                                              117,181           1,026         115,810           409,913
Expenses-Savings bank                           2,890             939            (943)          349,561
                                        -------------   -------------   -------------    --------------

Operating income (loss)                       114,291              87         114,867            60,352
Income tax expense (benefit)                        -              35               -            19,528
                                        -------------   -------------   -------------    --------------
Income (loss) before
   preferred stock dividends                  114,291              52         114,867            40,824
Preferred stock dividends                          96               -             (84)            5,412
                                        -------------   -------------   -------------    --------------

Net income (loss)                            $114,195              52         114,783          $ 35,412
                                        =============   =============   =============    ==============

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Retained Earnings (Deficit) Information     Page 4 of 4
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                             American
                                            American         Savings                           AdCom-
                                            Savings         Investment          ASB             muni
                                             Bank,           Services         Service         cations,
                                             F.S.B.           Corp.         Corporation         Inc.
                                        -------------    -------------    -------------    -------------
Retained earnings (deficit),
  beginning of year                          $ 98,910            1,853             (185)            $256

Net income (loss)                              35,213              708              (34)              61

Common stock dividends                        (16,363)          (1,521)               -                -
                                        -------------    -------------    -------------    -------------
Retained earnings (deficit), end of
 year                                        $117,760            1,040             (219)            $317
                                        =============    =============    =============    =============

Continued below.



AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                            Reclassifi-
                                                                              cations
                                                             American           and
                                               ASB            Savings          Elimi-
                                             Realty          Mortgage         nations
                                           Corporation       Co., Inc.       Dr. (Cr.)       Consolidated
                                        --------------    -------------   -------------    --------------
Retained earnings (deficit),
  beginning of year                          $    (214)              10           1,720          $ 98,910

Net income (loss)                              114,195               52         114,783            35,412

Common stock dividends                        (112,299)               -        (113,820)          (16,363)
                                        --------------    -------------   -------------    --------------

Retained earnings (deficit), end of
 year                                        $   1,682               62           2,683          $117,959
                                        ==============    =============   =============    ==============

THE OLD OAHU TUG SERVICE, INC.                               Exhibit A-4
Consolidating Schedule - Balance Sheet Information           Page 1 of 2
December 31, 1999
(Unaudited)
(in thousands)

                                                            The Old
                                                            Oahu Tug
ASSETS                                                    Service, Inc.
---------------------------------------------------       --------------
Cash and equivalents                                      $            4
Notes receivable from affiliated company                          23,108
Accounts receivable and unbilled revenues, net                       515
Other                                                              3,208
                                                          --------------
                                                          $       26,835
                                                          ==============


LIABILITIES AND
STOCKHOLDER'S EQUITY
---------------------------------------------------
Liabilities
Accounts payable                                          $          152
Other                                                              4,886
                                                          --------------
                                                                   5,038
                                                          --------------


Stockholder's equity
Common stock                                                      13,229
Retained earnings                                                  8,568
                                                          --------------
                                                                  21,797
                                                          --------------
                                                          $       26,835
                                                          ==============

THE OLD OAHU TUG SERVICE, INC.                               Exhibit A-4
Consolidating Schedule - Income Information                  Page 2 of 2
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                                                     Reclassifi-
                                                                                       cations
                                               The Old              Young                and
                                              Oahu Tug            Brothers,         Eliminations
                                           Service, Inc.*          Limited            Dr. (Cr.)         Consolidated
                                         ----------------    ----------------    ----------------    ----------------
Revenues
Other                                    $          7,590              42,901               1,915    $         48,576
Equity in net income of subsidiary                  1,305                   -               1,305                   -
                                         ----------------    ----------------    ----------------    ----------------
                                                    8,895              42,901               3,220              48,576
                                         ----------------    ----------------    ----------------    ----------------

Expenses-Other                                      3,979              39,877              (1,217)             42,639
                                         ----------------    ----------------    ----------------    ----------------


Operating income                                    4,916               3,024               2,003               5,937

Interest expense-electric utility
 and other                                         (1,098)               (809)               (698)             (1,209)
                                         ----------------    ----------------    ----------------    ----------------


Income before income taxes                          3,818               2,215               1,305               4,728

Income tax expense                                  2,509                 910                   -               3,419
                                         ----------------    ----------------    ----------------    ----------------

Net income                               $          1,309               1,305               1,305    $          1,309
                                         ================    ================    ================    ================


*  Formerly Hawaiian Tug & Barge Corp.


THE OLD OAHU TUG SERVICE, INC.
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                                                     Reclassifi-
                                                                                       cations
                                               The Old              Young                and
                                              Oahu Tug            Brothers,         Eliminations
                                           Service, Inc.*          Limited            Dr. (Cr.)         Consolidated
                                         ----------------    ----------------    ----------------    ----------------
Retained earnings, beginning of year     $          8,592              10,246              10,246    $          8,592

Sale of Young Brothers, Limited                         -             (10,234)            (10,234)                  -

Net income                                          1,309               1,305               1,305               1,309

Common stock dividends                             (1,333)             (1,317)             (1,317)             (1,333)
                                         ----------------    ----------------    ----------------    ----------------
Retained earnings, end of year           $          8,568                   -                   -    $          8,568
                                         ================    ================    ================    ================

*  Formerly Hawaiian Tug & Barge Corp.

HEI POWER CORP. AND SUBSIDIARIES                                     Exhibit A-5
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1999
(Unaudited)
(in thousands)

                                                                                                 Reclassifi-
                                                                HEI                HEI             cations
                                             HEI               Power              Power              and
                                            Power              Corp.              Corp.          Eliminations
ASSETS                                      Corp.               Guam          International       Dr. (Cr.)         Consolidated
------------------------------------  ----------------    ---------------    ---------------    ---------------    ---------------
Cash and equivalents                  $          1,190                106              1,211                  -    $         2,507
Notes receivable from
   affiliated companies                         12,123                  -               (263)           (11,860)                 -
Accounts receivable and
   unbilled revenues, net                          335                818                105                  -              1,258
Property, plant and equipment, net                 622             14,347             23,055                  -             38,024
Other                                                -                204              9,773                  -              9,977
Investments in wholly owned
   subsidiaries, at equity                      35,783                  -                  -            (35,783)                 -
                                      ----------------    ---------------    ---------------    ---------------    ---------------
                                      $         50,053             15,475             33,881            (47,643)   $        51,766
                                      ================    ===============    ===============    ===============    ===============


LIABILITIES AND
STOCKHOLDER'S EQUITY
------------------------------------
Liabilities
Accounts payable                      $            341                  2                161                  -    $           504
Short-term borrowings                            3,010             11,860                  -             11,860              3,010
Long-term debt                                  17,073                  -                  -                  -             17,073
Deferred income taxes                                -               (142)                 -                  -               (142)
Other                                              720                851                  -                  -              1,571
                                      ----------------    ---------------    ---------------    ---------------    ---------------
                                                21,144             12,571                161             11,860             22,016
                                      ----------------    ---------------    ---------------    ---------------    ---------------
Minority interests                                   -                  -                841                  -                841
                                      ----------------    ---------------    ---------------    ---------------    ---------------

Stockholder's equity
Common stock                                    45,049              2,250             35,053             37,303             45,049
Retained earnings (deficit)                    (16,140)               654             (2,174)            (1,520)           (16,140)
                                      ----------------    ---------------    ---------------    ---------------    ---------------
                                                28,909              2,904             32,879             35,783             28,909
                                      ----------------    ---------------    ---------------    ---------------    ---------------
                                      $         50,053             15,475             33,881             47,643    $        51,766
                                      ================    ===============    ===============    ===============    ===============

HEI POWER CORP. AND SUBSIDIARIES                                     Exhibit A-5
Consolidating Schedule - Loss Information                            Page 2 of 2
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                                                                Reclassifi-
                                                               HEI               HEI              cations
                                              HEI             Power             Power               and
                                             Power            Corp.             Corp.          Eliminations
                                             Corp.             Guam         International        Dr. (Cr.)       Consolidated
                                        -------------    -------------    ---------------    --------------    --------------
Revenues
Other                                   $         548            3,743                721               548    $        4,464
Equity in net loss of subsidiaries             (1,190)               -                  -            (1,190)                -
                                        -------------    -------------    ---------------    --------------    --------------
                                                 (642)           3,743                721              (642)            4,464
                                        -------------    -------------    ---------------    --------------    --------------

Expenses-Other                                  3,936            3,864              1,395                 -             9,195
                                        -------------    -------------    ---------------    --------------    --------------

Operating loss                                 (4,578)            (121)              (674)             (642)           (4,731)
Interest expense                                 (514)            (548)                 -              (548)             (514)
                                        -------------    -------------    ---------------    --------------    --------------

Loss before income taxes                       (5,092)            (669)              (674)           (1,190)           (5,245)

Income tax expense (benefit)                       (3)            (238)                85                 -              (156)
                                        -------------    -------------    ---------------    --------------    --------------

Net loss                                $      (5,089)            (431)              (759)           (1,190)   $       (5,089)
                                        =============    =============    ===============    ==============    ==============



HEI POWER CORP. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                                                                Reclassifi-
                                                               HEI               HEI              cations
                                              HEI             Power             Power               and
                                             Power            Corp.             Corp.          Eliminations
                                             Corp.             Guam         International        Dr. (Cr.)       Consolidated
                                        -------------    -------------    ---------------    --------------    --------------
Retained earnings (deficit),
     beginning of year                  $     (11,051)           1,085             (1,415)             (330)   $      (11,051)

Net loss                                       (5,089)            (431)              (759)           (1,190)           (5,089)
                                        -------------    -------------    ---------------    --------------    --------------

Retained earnings (deficit),
     end of year                        $     (16,140)             654             (2,174)           (1,520)   $      (16,140)
                                        =============    =============    ===============    ==============    ==============

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Balance Sheet Information (Page 1 of 3)     Page 1 of 6
December 31, 1999
(Unaudited)
(in thousands)

                                                                                           HEIPC
                                                      HEI               HEIPC               Lake
                                                     Power            Philippine           Mainit
                                                     Corp.           Development,          Power,
ASSETS                                           International           LLC                LLC
--------------------------------------------   ---------------    ----------------   ---------------

Cash and equivalents                                   $   219                 196             $ 102
Notes receivable from affiliated companies                (120)                  -               111
Accounts receivable and
   unbilled revenues, net                                    9                  84                 -
Property, plant and equipment, net                           -                   -                24
Other                                                        5               9,707                 2
Investments in wholly owned
   subsidiaries, at equity                              32,766                   -                 -
                                               ---------------    ---------------   ----------------
                                                       $32,879               9,987             $ 239
                                               ===============    ================   ===============

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                 $           -                  50             $   -
Other                                                        -                   -                 -
                                               ---------------    ----------------  ----------------
                                                             -                  50                 -
                                               ---------------    ----------------   ---------------
Minority interests                                           -                   -                 -
                                               ---------------    ----------------   ---------------

Stockholder's equity
Common stock                                            35,053               9,901               447
Retained earnings (deficit)                             (2,174)                 36              (208)
                                               ---------------    ----------------    --------------

                                                        32,879               9,937               239
                                               ---------------    ----------------   ---------------
                                                       $32,879               9,987             $ 239
                                               ===============    ================   ===============

Continued on next page.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Balance Sheet Information (Page 2 of 3)     Page 2 of 6
December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                                           HEI                HEI
                                                     HEIPC             HEIPC              Power              Power
                                                  Bulacan I,        Bulacan II,           Corp.              Corp.
ASSETS                                                LLC               LLC               China             China II
--------------------------------------------   ---------------   ----------------   ---------------    ---------------

Cash and equivalents                                      $  -                  -               211            $   366
Notes receivable from affiliated companies                   -                  -                (3)              (251)
Accounts receivable and
   unbilled revenues, net                                    -                  -                12                  -
Property, plant and equipment, net                           -                  -               275             22,756
Other                                                        -                  -                24                 31
Investments in wholly owned
   subsidiaries, at equity                                   -                  -                 -                  -
                                               ---------------   ----------------   ---------------    ---------------
                                                          $  -                  -               519            $22,902
                                               ===============   ================   ===============    ===============

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                          $  -                  -                47            $    43
Other                                                        -                  -                 -                  -
                                               ---------------   ----------------   ---------------    ---------------
                                                             -                  -                47                 43
                                               ---------------   ----------------   ---------------    ---------------
Minority interests                                           -                  -                 -                841
                                               ---------------   ----------------   ---------------    ---------------

Stockholder's equity
Common stock                                                 -                  -             1,350             23,127
Retained earnings (deficit)                                  -                  -              (878)            (1,109)
                                               ---------------   ----------------   ---------------    ---------------

                                                             -                  -               472             22,018
                                               ---------------   ----------------   ---------------    ---------------
                                                         $  -                   -               519            $22,902
                                               ===============   ================   ===============    ===============

Continued on next page.

                                                                     Exhibit A-6
HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Page 3 of 6
Consolidating Schedule - Balance Sheet Information (Page 3 of 3)
December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                     HEIPC Phnom        Reclassifi-
                                                      HEI               Penh              cations
                                                     Power              Power               and
                                                     Corp.           (Limited),         Eliminations
ASSETS                                            Philippines            LLC             Dr. (Cr.)           Consolidated
--------------------------------------------   ---------------    ---------------   -----------------    -----------------
Cash and equivalents                                      $117                  -                   -              $ 1,211
Notes receivable from affiliated companies                   -                  -                   -                 (263)
Accounts receivable and
   unbilled revenues, net                                    -                  -                   -                  105
Property, plant and equipment, net                           -                  -                   -               23,055
Other                                                        2                  2                   -                9,773
Investments in wholly owned
   subsidiaries, at equity                                   -                  -             (32,766)                   -
                                               ---------------    ---------------   -----------------    -----------------
                                                          $119                  2             (32,766)             $33,881
                                               ===============    ===============   =================    =================

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                          $ 21                  -                   -              $   161
Other                                                        -                  -                   -                    -
                                               ---------------    ---------------   -----------------    -----------------
                                                            21                  -                   -                  161
                                               ---------------    ---------------   -----------------    -----------------
Minority interests                                           -                  -                   -                  841
                                               ---------------    ---------------   -----------------    -----------------

Stockholder's equity
Common stock                                               181                  2              35,008               35,053
Retained earnings (deficit)                                (83)                 -              (2,242)              (2,174)
                                               ---------------    ---------------   -----------------    -----------------
                                                            98                  2              32,766               32,879
                                               ---------------    ---------------   -----------------    -----------------
                                                          $119                  2              32,766              $33,881
                                               ===============    ===============   =================    =================

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Income (Loss) Information (Page 1 of 2)     Page 4 of 6
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                                                 HEIPC
                                               HEI              HEIPC            Lake
                                              Power           Philippine        Mainit
                                              Corp.          Development,       Power,
                                          International          LLC              LLC
                                          -------------      ------------     ------------
Revenues
Other                                             $   1               603              $ 3
Equity in net loss of subsidiaries                 (720)                -                -
                                         --------------      ------------     ------------
                                                   (719)              603                3

Expenses-Other                                       40               107                2
                                         --------------      ------------     ------------
Income (loss) before income taxes                  (759)              496                1
Income tax expense (benefit)                          -                85                -
                                         --------------      ------------     ------------

Net income (loss)                                 $(759)              411              $ 1
                                         ==============      ============     ============

Continued below.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Income (Loss) Information
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                              HEI              HEI
                                             HEIPC           HEIPC           Power            Power
                                          Bulacan I,      Bulacan II,        Corp.            Corp.
                                              LLC             LLC            China           China II
                                        -------------   -------------   -------------    -------------
Revenues
Other                                     $         -               -               3            $ 111
Equity in net loss of subsidiaries                  -               -               -                -
                                        -------------   -------------   -------------    -------------
                                                    -               -               3              111

Expenses-Other                                      -               -             861              302
                                        -------------   -------------   -------------    -------------
Income (loss) before income taxes                   -               -            (858)            (191)
Income tax expense (benefit)                        -               -               -                -
                                        -------------   -------------   -------------    -------------

Net income (loss)                         $        -                -            (858)           $(191)
                                        =============   =============   =============    =============

Continued on next page.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Income (Loss) Information (Page 2 of 2)     Page 5 of 6
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                            HEIPC          Reclassifi-
                                             HEI         Phnom Penh          cations
                                            Power           Power              and
                                            Corp.        (Limited),       Eliminations
                                         Philippines         LLC            Dr. (Cr.)      Consolidated
                                        -------------   -------------   ---------------   --------------
Revenues
Other                                           $  -               -                 -           $   721
Equity in net loss of subsidiaries                 -               -              (720)                -
                                        -------------   -------------   ---------------   ---------------
                                                   -               -              (720)              721

Expenses-Other                                    83               -                 -             1,395
                                        -------------   -------------   ---------------   --------------
Income (loss) before income taxes                (83)              -              (720)             (674)
Income tax expense (benefit)                       -               -                 -                85
                                        -------------   -------------   ---------------   --------------

Net income (loss)                               $(83)              -              (720)          $  (759)
                                        =============   =============   ===============   ==============

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Retained Earnings (Deficit) Information     Page 6 of 6
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                     HEI               HEIPC             HEIPC
                                                     Power           Philippine        Lake Mainit
                                                     Corp.          Development,         Power,
                                                 International           LLC               LLC
                                                 -------------      ------------      ------------
Retained earnings (deficit), beginning of year         $(1,415)               39             $(209)
Net income (loss)                                         (759)              411                 1
Common stock dividends                                       -              (414)                -
                                                 -------------      ------------      ------------

Retained earnings (deficit), end of year               $(2,174)               36             $(208)

                                                 =============      ============      ============

Continued below.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                                        HEI            HEI
                                                    HEIPC            HEIPC             Power          Power
                                                  Bulacan I,      Bulacan II,          Corp.           Corp.
                                                    LLC              LLC              China          China II
                                                 ------------    -------------    -------------    ------------
Retained earnings (deficit), beginning of year           $  -                -              (20)        $  (918)
Net income (loss)                                           -                -             (858)           (191)
Common stock dividends                                      -                -                -               -
                                                 ------------    -------------    -------------    ------------

Retained earnings (deficit), end of year                 $ -                 -             (878)        $(1,109)
                                                 ============    =============    =============    ============

Continued below.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1999
(Unaudited)
(in thousands)

(Continued)

                                                                       HEIPC         Reclassifi-
                                                        HEI          Phnom Penh        cations
                                                       Power           Power             and
                                                       Corp.         (Limited),     Eliminations
                                                    Philippines         LLC           Dr. (Cr.)      Consolidated
                                                   -------------   -------------   --------------   --------------
Retained earnings (deficit), beginning of year            $    -               -           (1,108)         $(1,415)
Net income (loss)                                            (83)              -             (720)            (759)
Common stock dividends                                         -               -             (414)               -
                                                 ---------------   -------------   --------------   --------------
Retained earnings (deficit), end of year                  $  (83)              -           (2,242)         $(2,174)
                                                 ===============   =============   ==============   ==============

HEI POWER CORP. CHINA II AND SUBSIDIARIES                            Exhibit A-7
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1999
(Unaudited)
(in thousands)

                                                                   United                             Reclassifi-
                                                 HEI               Power              Baotou            cations
                                                Power             Pacific            Tianjiao             and
                                                Corp.             Company             Power           Eliminations
ASSETS                                         China II           Limited           Co., Ltd.          Dr. (Cr.)       Consolidated
-----------------------------------       ---------------    ---------------    ---------------    ---------------    -------------

Cash and equivalents                              $     5                  4                357                  -        $   366
Notes receivable from
   affiliated companies                              (466)               233                (18)                 -           (251)
Accounts receivable and
   unbilled revenues, net                               -                  -                  -                  -              -
Property, plant and equipment, net                 10,258              3,197              9,301                  -         22,756
Other                                                   -                  -                 31                  -             31
Investments in wholly owned
   subsidiaries, at equity                         12,237              8,525                  -            (20,762)             -
                                          ---------------    ---------------    ---------------    ---------------    -----------
                                                  $22,034             11,959              9,671            (20,762)       $22,902
                                          ===============    ===============    ===============    ===============    ===========

LIABILITIES AND
STOCKHOLDER'S EQUITY
-----------------------------------
Liabilities
Accounts payable                                  $    16                  -                 27                  -        $    43
Other                                                   -                  -                  -                  -              -
                                          ---------------    ---------------    ---------------    ---------------    -----------
                                                       16                  -                 27                  -             43
                                          ---------------    ---------------    ---------------    ---------------    -----------
Minority interests                                      -                  -              1,205                364            841
                                          ---------------    ---------------    ---------------    ---------------    -----------

Stockholder's equity
Common stock                                       23,127             13,350              8,783             22,133         23,127
Accumulated deficit                                (1,109)            (1,391)              (344)            (1,735)        (1,109)
                                          ---------------    ---------------    ---------------    ---------------    -----------
                                                   22,018             11,959              8,439             20,398         22,018
                                          ---------------    ---------------    ---------------    ---------------    -----------
                                                  $22,034             11,959              9,671             20,762        $22,902
                                          ===============    ===============    ===============    ===============    ===========

HEI POWER CORP. CHINA II AND SUBSIDIARIES                            Exhibit A-7
Consolidating Schedule - Loss Information                            Page 2 of 2
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                         United                          Reclassifi-
                                            HEI             Power            Baotou           cations
                                           Power           Pacific          Tianjiao            and
                                            Corp.           Company           Power         Eliminations
                                           China II         Limited         Co., Ltd.         Dr. (Cr.)       Consolidated
                                        -------------    -------------    -------------    --------------    --------------
Revenues
Other                                     $     4                4                6               (97)            $ 111
Equity in net loss of subsidiaries           (194)            (146)               -              (340)                -
                                        ---------        ---------         --------        ----------        ----------
                                             (190)            (142)               6              (437)              111
                                        ---------        ---------        ---------        ----------        ----------

Expenses-Other                                  1              101              200                 -               302
                                        ---------        ---------        ---------        ----------        ----------

Net loss                                  $  (191)            (243)            (194)             (437)            $(191)
                                        =========        =========        =========        ==========        ==========


HEI POWER CORP. CHINA II AND SUBSIDIARIES
Consolidating Schedule - Accumulated Deficit Information
Year ended December 31, 1999
(Unaudited)
(in thousands)

                                                            United                          Reclassifi-
                                            HEI             Power            Baotou           cations
                                           Power            Pacific          Tianjiao            and
                                            Corp.          Company            Power         Eliminations
                                           China II         Limited          Co., Ltd.         Dr. (Cr.)       Consolidated
                                        -------------    -------------    -------------    --------------    --------------
Accumulated deficit,
     beginning of year                    $  (918)          (1,148)            (150)           (1,298)           $  (918)

Net loss                                     (191)            (243)            (194)             (437)              (191)
                                        ---------        ---------        ---------        ----------         ----------

Accumulated deficit,
     end of year                          $(1,109)          (1,391)            (344)           (1,735)           $(1,109)
                                        =========        =========        =========        ==========         ==========

                                                                       Exhibit B
                                                                     Page 1 of 1

              HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)

Item No.                                                     Year ended December 31, 1999
-------------      ----------------------------------------------------------------------
1                  Total Assets (at December 31).........................      $8,291,026

2                  Total Operating Revenues..............................       1,523,290

3                  Net Income............................................          96,847

               HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)

Item No.                                                     Year ended December 31, 1999
-------------      ----------------------------------------------------------------------
1                  Total Assets (at December 31).........................      $2,302,809

2                  Total Operating Revenues..............................       1,055,204

3                  Net Income............................................          75,222